Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges

Ratio of earnings to fixed charges

	2012	2011	2010	2009	2008
Earnings Before Fixed Charges:
Income (loss) before income taxes	$6,625	$19,120	$(38,954)	$738	$(2,019)
Add fixed charges	43,924	36,624	26,408	25,160	33,681
Income (loss) before fixed charges	50,549	55,744	(12,546)	25,898	31,662

Fixed Charges:
Interest expense, net	31,666	25,259	21,269	18,613	22,384
Estimate of interest expense within rental expense	12,258	11,365	5,140	6,546	11,297
Total fixed charges	43,924	36,624	26,409	25,159	33,681

Deficiency of earnings available to cover fixed charges	$-	$-	$(38,954)	$-	$(2,019)

Ratio of earnings to fixed charges	$1.15	$1.52	$-	$1.03	$-